# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Defi Technologies, Inc., CIK 0001888274
CUSIP: 244916102
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Suite 2400,, 333 Bay Street, Toronto, Ontario Canada (A6), M5H 2T6
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002121742

## Reporting persons
- Olivier Roussy Newton: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 8,612,500; shared voting power 0; sole dispositive power 8,612,500; shared dispositive power 0; aggregate amount beneficially owned 8,612,500 (2.2% of the class)

## Item 1. Issuer
Name of issuer: Defi Technologies, Inc.
Address of issuer's principal executive offices: Suite 2400, 333 Bay Street, Toronto, A6, M5H 2T6

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Olivier Roussy Newton (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is Blasenbergstrasse 14, Zug, Zug, Switzerland, 6300.
Citizenship: The Reporting Person is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Shares of the Issuer based upon 387,802,239 shares of Common Stock outstanding as of April 21, 2026, as provided by the Issuer.

The Reporting Person is the sole beneficial owner of 8,612,500 Common Shares, which includes (i) 5,000,000 Common Shares underlying vested options to purchase Common Shares; and (ii) 3,612,500 Common Shares underlying warrants to purchase Common Shares.
Percent of class: 2.2%
Sole power to vote or to direct the vote: 8,612,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,612,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Olivier Roussy Newton: /s/ Olivier Roussy Newton, Olivier Roussy Newton (04/27/2026)